                                               Filed Pursuant to Rule 424(b)(2)
                                                     Registration No. 333-40147
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 18, 1997)

                                150,000 SHARES

                          [LOGO OF JONES INTERCABLE]

                             CLASS A COMMON STOCK

                              ------------------

  All of the 150,000 shares of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), offered by this Prospectus Supplement were sold by Jones International, Ltd., a Colorado corporation ("International") as a Selling Shareholder, through Lehman Brothers Inc. to purchasers at prices ranging from $17.625 to $17.75 per share. Including the foregoing sale, an aggregate of 424,154 shares of Class A Common Stock have been sold pursuant to the offering described in the Prospectus dated December 18, 1997.

  Jones Intercable, Inc. (the "Company") has two classes of common stock:
Common Stock, $.01 par value per share (the "Common Stock"), and Class A Common Stock. The holders of Common Stock and the holders of Class A Common Stock vote together as a single class on all matters except with respect to the election of directors and those matters requiring a class vote under Colorado law. In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect that number of directors that constitute 25% of the total membership of the Board of Directors. Holders of the Common Stock, also voting as a separate class, are entitled to elect the remaining directors. In all circumstances where the shareholders vote together as a single class, the holders of Class A Common Stock are entitled to one-tenth of a vote per share and the holders of Common Stock are entitled to one vote per share. See "Description of Capital Stock."

  On April 14, 1998, the last reported sale price of the Class A Common Stock, which is traded on the Nasdaq National Market under the symbol "JOINA," was $17.375 per share.

                              ------------------

  SEE "RISK FACTORS" BEGINNING ON PAGE S-4 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                              ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

APRIL 15, 1998

                                  THE COMPANY

  Jones Intercable, Inc. (the "Company") is a Colorado corporation organized in 1970. The Company is primarily engaged in the cable television business. The majority of the Company's cable television systems are owned indirectly by the Company through the Company's wholly owned subsidiaries, Jones Cable Holdings, Inc. and Jones Cable Holdings II, Inc. In addition, the Company operates cable television systems for its managed partnerships. The Company has a subsidiary engaged in the cable television system brokerage business and a subsidiary that manufactures and markets data encryption products. The Company also has minority equity interests in affiliated companies that provide educational programming, products and services.

  Based on the number of basic subscribers served by the Company's owned and managed cable television systems, the Company is one of the largest cable television system operators in the United States. As of December 31, 1997, the Company owned or managed 39 cable television systems serving a total of approximately 1,460,000 basic subscribers in 17 states. Glenn R. Jones, the founder, Chairman, Chief Executive Officer and controlling shareholder of the Company, is one of the pioneers in the cable television industry and has owned and operated cable television systems since 1970.

  As of December 31, 1997, Company-owned systems served approximately 765,100 basic subscribers and systems owned by Company-managed partnerships served approximately 697,800 basic subscribers. A significant number of cable television systems owned by Company-managed partnerships are scheduled to be sold in 1998, including the Albuquerque, New Mexico system, the Palmdale, California system and the Littlerock, California system which are to be acquired by the Company. As of December 31, 1997, on a pro forma basis for the acquisitions of cable systems by the Company and sales of cable systems by managed partnerships that closed after year end or were pending as of March 31, 1998, Company-owned systems served approximately 950,000 basic subscribers and systems owned by Company-managed partnerships served approximately 327,000 basic subscribers.

  The Company intends to liquidate its 18 remaining managed partnerships as such partnerships achieve their investment objectives and as opportunities for sales of partnership cable television systems arise in the marketplace. In accordance with this strategy, the Company is marketing for sale most of the cable television systems owned by its managed partnerships. During 1997, the Company liquidated five of its managed partnerships by arranging on behalf of such partnerships for the sale of all of the remaining assets of such partnerships to the Company. As of March 31, 1998, the Company was in the process of liquidating seven more of its managed partnerships by arranging on behalf of such partnerships for the sale of all of the remaining assets of such partnerships either to the Company or to unaffiliated entities. These seven liquidations are expected to be accomplished before the end of 1998. In addition, several other of the Company's managed partnerships recently have sold or are in the process of selling cable systems to unaffiliated entities as intermediate steps toward the eventual liquidation of such managed partnerships.

  Over the last several years, the Company has taken significant steps to simplify its corporate structure. This process has included sales of cable television systems owned by certain managed partnerships either to the Company or to unaffiliated entities and the divestiture of certain of the Company's non-strategic assets. As a result of this strategy, on a pro forma basis for the cable system acquisitions by the Company and cable system sales by the managed partnerships pending as of March 31, 1998, 74% of total subscribers served by the Company would have been owned by the Company as of December 31, 1997, compared to 23% in June 1995.

  During this process of simplifying its corporate structure, the Company has also made progress in clustering its owned subscribers in two primary groups of cable systems. The Company's Virginia/Maryland cluster is based primarily on geography. The Company's suburban cluster is based on similar market and operating characteristics, rather than geography. These clusters represent 93% of Company-owned subscribers. The Company believes that its clustering strategy should allow it to obtain both economies of scale and operating efficiencies.

  The Virginia/Maryland cluster is comprised of cable systems serving approximately 405,000 basic subscribers in communities in Maryland and Virginia surrounding Washington, D.C. On a pro forma basis for the Company's pending cable system acquisitions, the Company's suburban cluster is comprised of seven cable systems serving approximately 488,500 basic subscribers. The suburban cluster includes the Savannah and Augusta, Georgia systems, the Pima County, Arizona system and the Independence, Missouri system, and it will include the Albuquerque, New Mexico system that is scheduled to be acquired by the Company in the second quarter of 1998 and the Palmdale, California system and the Littlerock, California system that are scheduled to be acquired by the Company in the third quarter of 1998.

  The Company also intends to maintain and enhance the value of its cable television systems through capital expenditures. Such expenditures will include, among others, cable television plant extensions and the upgrade and rebuild of certain systems. The Company also intends to institute new services as they are developed and become economically viable.

  Key elements of the Company's operating strategy include increasing basic penetration levels and revenue per subscriber through targeted marketing, superior customer service, maintenance of high technical standards and growth of advertising sales and pay-per-view revenues. The Company has deployed fiber optic cable wherever practical in its current rebuild and upgrade projects, which improves system reliability and picture quality, increases channel capacity and provides the potential for new business opportunities.

                                 RISK FACTORS

  An investment in the Class A Common Stock offered hereby involves certain risks. Prospective investors should consider carefully the following factors, as well as all of the other information set forth in this Prospectus Supplement and in the Prospectus dated December 18, 1997 (the "Prospectus"), in evaluating an investment in the Class A Common Stock offered hereby. Certain information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in such documents that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as changes in the cable television industry, the Company's acquisition and clustering strategies, capital expenditures, the Company's operating strategies, the liquidation of the Company's managed partnerships, the development of new services and technologies, particularly those in the telecommunications area, the effects of competition, the Company's expansion and growth of the Company's operations and other such matters, are forward-looking statements. These forward-looking statements are based upon certain assumptions and are subject to a number of risks and uncertainties. Discussions containing such forward-looking statements may be found in this Prospectus Supplement under "The Company" and "Risk Factors," as well as elsewhere in the Prospectus Supplement and in the Prospectus. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation the risk factors set forth below and the matters set forth in the Prospectus Supplement and the Prospectus generally.

HISTORY OF NET LOSS; EXPECTED FUTURE NET LOSS

  The Company has sustained net losses of $21.7 million, $62.6 million and $51.9 million for the years ended December 31, 1995, 1996 and 1997, respectively. The net losses have resulted in an accumulated deficit of $259.5 million as of December 31, 1997. In addition, earnings have been insufficient to cover fixed charges in each of the five years ended December 31, 1997. The Company anticipates the continued recognition of operating income prior to depreciation and amortization charges, but net losses resulting from depreciation, amortization and interest expenses may occur in the future. To the extent the Company recognizes general partner distributions from its managed partnerships and/or gains on the sale of Company-owned cable television systems in the future, such losses may be reduced or eliminated; however, there is no assurance as to the timing or recognition of these distributions or sales.

RISKS ASSOCIATED WITH SUBSTANTIAL LEVERAGE

  The Company historically has been highly leveraged and the Company will remain highly leveraged. On a pro forma basis giving effect to the recent sale of $200,000,000 of 7 5/8% Senior Notes due 2008 (the "Senior Notes") and the use of proceeds therefrom, the Company will have long-term indebtedness of approximately $1.03 billion and a ratio of long-term indebtedness to annualized EBITDA for the quarter ended December 31, 1997 of 6.2 to 1.0 as of December 31, 1997 (as if the recent sale of Senior Notes took place on that date). On a pro forma basis giving effect to the recent sale of Senior Notes, the use of proceeds therefrom and to all pending acquisitions of cable systems by the Company and sales of cable systems by managed partnerships that closed after year end or were pending as of March 31, 1998, the ratio of long-term indebtedness to annualized EBITDA would increase. The degree to which the Company is leveraged may restrict the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes and will require the Company to dedicate a significant portion of the Company's cash flow from operations to interest payments. The Company would suffer a material adverse effect if it were unable to meet its debt obligations.

RISKS RELATED TO SHAREHOLDERS AGREEMENT

  Pursuant to the terms of the shareholders agreement dated as of December 20, 1994 among Glenn R. Jones, Jones International, Ltd. ("International"), BCI Telecom Holding Inc. ("BTH") and the Company (the "Shareholders Agreement"), International and BTH, the principal shareholders of the Company, have certain rights and obligations with respect to certain transactions proposed by or otherwise affecting the Company. The

Shareholders Agreement grants BTH certain significant consent rights. Notwithstanding such rights, the Company can acquire systems from its managed partnerships and can sell, buy or make investments in other cable television systems in amounts of $50,000,000 or less, up to an aggregate of $250,000,000, without BTH's consent. The Company may not, without the prior written consent of BTH, acquire or sell any cable television systems other than as described above and may not incur debt if the resulting debt to cash flow ratio of the Company would exceed 7:1. In addition, pursuant to the terms of the Shareholders Agreement, the principal shareholders and/or certain of their affiliates have certain rights to distribute programming on the Company's cable television systems and the first opportunity to supply certain services and equipment to the Company (on competitive terms and conditions) and the Company has agreed to regularly advise and consult with BTH with respect to the Company's strategic, operating and financial plans and other matters. Because of these and other rights granted to the Company's principal shareholders under the Shareholders Agreement, certain actions that management of the Company might desire to take could be dependent upon the agreement and cooperation of the Company's principal shareholders. From time to time, disagreements concerning the Company's strategic plan, acquisitions and other matters have occurred between the principal shareholders. These disagreements have been reflected, in some cases, in divided votes by the Company's Board of Directors and, in other cases, in the Company being unable to obtain BTH's consent under the Shareholders Agreement. A disagreement between Mr. Jones and BTH about certain provisions of the Shareholders Agreement has resulted in litigation. See "Risks Related to Shareholder Litigation." Management's ability to implement its strategic plan or take other actions may be frustrated, delayed or prevented by shareholder disagreements.

RISKS RELATED TO SHAREHOLDER LITIGATION

  In February 1998, BTH filed a lawsuit in the United States District Court for the District of Colorado against the Company, International, Jones Internet Channel, Inc. ("JICI") and Glenn R. Jones. JICI is a wholly owned subsidiary of International. In its complaint, BTH alleges that the defendants have violated the Shareholders Agreement and certain duties allegedly owed to BTH, and conspired with each other to do so. More specifically, BTH claims that under the Shareholders Agreement, the offering of the service known as the "Internet Channel" to the Company's subscribers, and any affiliation agreement between the Company and JICI for the provision of the Internet Channel service, could not proceed without approval of a specific group of directors of the Company, including the three directors designated by BTH. BTH also maintains, in connection with the relationship and proposed affiliate agreement between the Company and JICI, that the defendants have breached a provision of the Shareholders Agreement defining the "core business" of the Company. In addition to damages, BTH seeks an injunction prohibiting the Company from making the Internet Channel available to additional subscribers and from entering into an affiliate agreement with JICI for the Internet Channel, as well as other equitable relief. A hearing on the application of BTH for an injunction was held and the matter has, as of April 7, 1998, been submitted to the Court for decision.

  In March 1998, a minority shareholder of the Company filed a shareholder derivative action in the United States District Court for the District of Colorado against Glenn R. Jones and seven other directors of the Company. In its complaint, the plaintiff alleges that the defendants have violated certain fiduciary and other duties allegedly owed to the Company and its shareholders in connection with the Company's offering of the Internet Channel service. The allegations raised in this complaint are similar to those raised by BTH in its complaint. The plaintiff seeks certain equitable relief and damages.

CONFLICTS OF INTEREST; TRANSACTIONS WITH AFFILIATES

  The Company has engaged in and expects to continue to engage in certain transactions with its affiliates. These transactions have involved affiliation agreements for the distribution of programming owned by affiliated companies on cable television systems owned or managed by the Company, lease agreements related to real estate, lease agreements and service agreements related to certain technical, computer, financial and administrative services provided to the Company by affiliates. For the year ended December 31, 1997, approximately $705,000, or less than 1%, of the Company's total revenue and approximately $4,925,000, or 2.5%, of its total operating, general and administrative expenses were a result of related party transactions. Because certain officers and directors of the Company are also officers and directors of affiliated companies, the terms of any agreements between the Company and such affiliates generally are not and will not be the result of arm's-length negotiations. There can be no assurance that the terms of any transactions between the Company and its affiliates have been or will be as favorable as the Company could obtain from unrelated parties.

RISKS ASSOCIATED WITH GOVERNMENT REGULATION OF THE CABLE TELEVISION INDUSTRY

  The operation of cable television systems is extensively regulated by the Federal Communications Commission (the "FCC"), some state governments and most local governments. This regulation imposes a substantial burden on cable system operations and requires cable operators to maintain a local franchise to continue providing cable service. The Telecommunications Act of 1996 (the "1996 Telecom Act") altered the regulatory structure governing the nation's telecommunications providers. It removed barriers to competition in both the cable television market and the local telephone market. Among other things, it also reduced the scope of cable rate regulation. The 1996 Telecom Act requires the FCC to undertake a host of implementing rulemakings, the final outcome of which cannot yet be determined. Moreover, Congress and the FCC have frequently revisited the subject of cable regulation. Future legislative and regulatory changes could adversely affect the Company's operations, and there has been a recent increase in calls to maintain or even tighten cable regulation in the absence of widespread effective competition.

RISKS OF COMPETITION

  Cable television systems currently experience competition from several sources.

  Broadcast Television. Cable television systems have traditionally competed with broadcast television, which consists of television signals that the viewer is able to receive directly without charge using an "off-air" antenna. The extent of such competition is dependent in part upon the quality and quantity of signals available by such antenna reception and it has generally been less difficult for cable operators to obtain higher penetration rates in rural areas where signals available off-air are more limited than in metropolitan areas where numerous, high quality off-air signals are often available without the aid of cable television systems.

  Traditional Overbuild. Because cable television franchises are not exclusive, more than one cable television system may be built in the same area, known as an "overbuild." The Company has experienced over- builds in connection with certain systems that it has owned or managed for limited partnerships and currently there are overbuilds in both owned and managed systems. The Company anticipates competition in the Augusta franchise area. The City of Augusta has granted a franchise to an unaffiliated cable operator, and the Company anticipates that this operator will commence service in the franchise area during the second half of 1998. The Company's Panama City Beach System has lost basic subscribers and commercial units to an overbuilder that continues to provide significant competition. A portion of the Company's Chesapeake Bay Group serving Anne Arundel County, Maryland is overbuilt by a competing cable television system.

  DBS. High-powered direct-to-home satellites have made possible the wide-scale delivery of programming to individuals throughout the United States who use small roof-top or wall-mounted antennas. Several companies have begun offering direct broadcast satellite ("DBS") services over the last few years. Companies offering DBS services use video compression technologies to increase the channel capacity of their systems to 100 or more channels and to provide packages of movies, satellite networks and other program services that are competitive to those provided by cable television systems. DBS service providers face significant obstacles to offering local programming, but at least one future DBS entrant is attempting to offer customers regional delivery of local broadcast signals. To date, the Company has not lost a significant number of subscribers to DBS service providers. The ability of DBS service providers to compete successfully with the cable television industry will depend on, among other factors, the availability of DBS equipment and services at competitive prices.

  Telephone and Utility Companies. Federal cross-ownership restrictions historically limited entry by local telephone companies into the cable television business. The 1996 Telecom Act eliminated this cross-ownership restriction, making it possible for companies with considerable resources to overbuild existing cable operators and enter the business. Several telephone companies have begun seeking cable television franchises from local governmental authorities and a few of these have begun constructing cable television systems. GTE, a local exchange carrier, which provides telephone service in a multi-state region including California, has obtained a franchise from the City of Oxnard, California and has commenced providing video programming in Oxnard in competition with the Company's Oxnard cable system. In addition, Ameritech, one of the seven regional Bell

Operating Companies ("BOCs"), which provides telephone service in a multi-state region including Illinois, has been the most active BOC in seeking local cable franchises within its service area. It has already begun cable service in competition with partnership-owned cable systems in Elgin, Glen Ellyn and Naperville, Illinois. The Company cannot predict at this time the extent of telephone company competition that will emerge to Company-owned or managed cable television systems. The entry of telephone companies as direct competitors, however, is likely to continue over the next several years and could adversely affect the profitability and market value of the Company's owned and managed systems. The entry of electric utility companies into the cable television business, as now authorized by the 1996 Telecom Act, could have a similar adverse effect. The local electric utility in the Washington, D.C. area recently announced plans to participate in a planned video distributor that may compete with systems in the Company's Virginia/Maryland cluster.

  Private Cable Systems. The Company's cable television systems also face competition from private cable television systems, known as Satellite Master Antenna Television ("SMATV"), serving multi-unit dwellings such as condominiums, apartment complexes and private residential communities. SMATV operators may enter into exclusive agreements with apartment owners and homeowners associations, which may preclude operators of franchised systems from serving residents of such private complexes. Private cable systems that do not cross public rights of way are free from the federal, state and local regulatory requirements imposed on franchised cable television operators. In some cases, the Company has been unable to provide cable television service to buildings in which private operators have secured exclusive contracts to provide video and telephony services. The Company is interested in providing these same services, but expects that the market to install and provide these services in multi-unit buildings will continue to be highly competitive. In late 1995, the Company launched a competitive telephone service in selected apartments and condominium units in its Alexandria, Virginia system, and began providing such service in the first half of 1997 in Maryland as well. The Company has been granted Competitive Local Exchange Carrier status in the states of Maryland and Virginia. The Company faces considerable competition in providing telephony service from incumbent local exchange carriers and a host of alternative carriers.

  Wireless Cable. Cable television systems also compete with wireless program distribution services such as multichannel multipoint distribution services ("MMDS") systems, commonly called wireless cable, which are licensed to serve specific areas. MMDS uses low-powered microwave frequencies to transmit television programming over-the-air to paying subscribers. The MMDS industry is less capital intensive than the cable television industry and it is therefore more practical to construct MMDS systems in areas of lower subscriber penetration. Wireless cable systems are now in direct competition with cable television systems in several areas of the country, including the Company's system in Pima County, Arizona. To date, the Company has not lost a significant number of subscribers nor a significant amount of revenue to MMDS operators competing with the Company's cable television systems. A series of recent actions taken by the FCC, however, including reallocating certain frequencies to the wireless services and auctioning new spectrums to Local Multipoint Distribution Services, are intended to facilitate the development of wireless cable television systems as an alternative means of distributing video programming.

PROSPECTUS

                               3,217,273 SHARES

                          [LOGO OF JONES INTERCABLE]

                             CLASS A COMMON STOCK

  This Prospectus relates to 3,217,273 shares of Class A Common Stock, $.01 par value per share, of Jones Intercable, Inc. (the "Company"), which may be offered and sold from time to time by Glenn R. Jones, Jones International, Ltd., Jones Entertainment Group, Ltd., Jones Space Segment, Inc., Jones Global Group, Inc. and Jones Interdigital, Inc., shareholders of the Company (the "Selling Shareholders"). The sale of the Class A Common Stock by the Selling Shareholders pursuant to offerings made by this Prospectus will not result in any change in control of the Company. Mr. Jones, the Company's Chairman and Chief Executive Officer, is deemed to be the beneficial owner of all of the shares of the Company owned by the Selling Shareholders. Mr. Jones currently controls the election of a majority of the Company's Board of Directors and he has voting power over approximately 37 percent of votes to be cast by all shareholders on matters not requiring a class vote. Through his continued ownership of approximately 57 percent of the Company's outstanding Common Stock, which has preferential voting rights over the Company's Class A Common Stock, Mr. Jones will continue to control the election of a majority of the Company's Board of Directors and he will have voting power over approximately 33 percent of votes to be cast by all shareholders of the Company on matters not requiring a class vote even if all of the shares of the Company's Class A Common Stock offered by this Prospectus are sold. See "Selling Shareholders."

  The Company will not receive any of the proceeds from the sale of the shares offered hereby. The Selling Shareholders directly, or through agents designated from time to time, or through dealers or underwriters also to be designated, may sell all or a portion of the shares of Class A Common Stock offered hereby from time to time on terms and at prices to be determined at the time of sale. To the extent required, the specific number of shares to be sold, the terms of the offering, including selling price, the names of any agent, dealer or underwriter, and any applicable commission, discount or other compensation with respect to a particular offering will be set forth in a supplement to this Prospectus. See "Plan of Distribution."

  The Company's Class A Common Stock is traded in the over-the-counter market and is authorized for quotation on the National Market System operated by the National Association of Securities Dealers, Inc. under the symbol JOINA. On November 7, 1997, the quoted closing sales price of the Company's Class A Common Stock was $13.00 per share. See "Price Range of Class A Common Stock."

  The Selling Shareholders and any dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Company's Class A Common Stock offered by this Prospectus may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act") and any commissions received by them and any profits on the resale of the Class A Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for the indemnification arrangements regarding the sales by the Selling Shareholders. The Selling Shareholders have agreed to pay all of the costs of offerings made by this Prospectus, estimated at approximately $31,600.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAVE THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is December 18, 1997.

  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY AGENT, DEALER OR UNDERWRITER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Class A Common Stock and the Company, reference is made to the Registration Statement. The Registration Statement and the exhibits thereto can be obtained from or inspected and copied at the public reference facilities maintained by the Commission as described below.

  The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of any such materials may be obtained from the public reference section of the Commission at its Washington, D.C. address upon payment of the prescribed fees. The Commission also maintains a World Wide Web site that contains reports, proxy statements and information statements of registrants (including the Company) that file electronically with the Commission at http://www.sec.gov.

  The Company intends to furnish to holders of the Class A Common Stock annual reports containing audited financial statements and a report of independent certified public accountants. The Company will make available quarterly reports for each of the first three quarters of each fiscal year containing unaudited summary financial information.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents, which have been filed by the Company with the Commission (File No. 1-9953) pursuant to the requirements of the Exchange Act, are hereby incorporated by reference: (i) the Company's Annual Report on Form 10-K for the calendar year ended December 31, 1996, (ii) the Company's Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, (iii) the Company's Current Report on Form 8-K dated January 31, 1997, (iv) the Company's Current Report on Form 8-K dated March 21, 1997, (v) the Company's Form 8-K/A No. 1 to its Current Report on Form 8-K dated

January 31, 1997, (vi) the Company's Current Report on Form 8-K dated April 15, 1997, (vii) the Company's Current Report on Form 8-K dated June 11, 1997,
(viii) the Company's Current Report on Form 8-K dated June 30, 1997, (ix) the Company's Form 8-K/A No. 1 to its Current Report on Form 8-K dated April 15, 1997, (x) the Company's Current Report on Form 8-K dated July 15, 1997, (xi) the Company's Current Reports on Form 8-K dated August 1, 1997, (xii) the Company's Current Report on Form 8-K dated August 20, 1997 and (vi) the Company's Annual Meeting Proxy Statement dated September 22, 1997.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Class A Common Stock pursuant to this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date any such document is filed. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein or in any Prospectus Supplement shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or therein (or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement and this Prospectus or any Prospectus Supplement.

  The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such persons, a copy of any or all of the documents that are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such document). Requests should be directed to Elizabeth M. Steele, Vice President/General Counsel and Secretary, Jones Intercable, Inc., 9697 East Mineral Avenue, P.O. Box 3309, Englewood, Colorado 80155-3309, (303) 792-3111.

                                  THE COMPANY

  The Company is a Colorado corporation organized in 1970. The Company is primarily engaged in the cable television business. The majority of the Company's cable television systems are owned by the Company's wholly owned subsidiaries, Jones Cable Holdings, Inc. ("JCH") and Jones Cable Holdings II, Inc. ("JCH II"). In addition, the Company operates cable television systems for its managed partnerships. The Company has a subsidiary engaged in the cable television system brokerage business and a subsidiary that manufactures and markets data encryption products. Over the last several years, the Company has taken significant steps to simplify its corporate structure. This process has included the sale of cable television systems owned by certain managed partnerships to either the Company or to third parties and the divestiture of certain of the Company's non-strategic assets. At September 30, 1997, the Company had a total of 3,538 employees. The executive offices of the Company are located at 9697 East Mineral Avenue, Englewood, Colorado 80112, and its telephone number is (303) 792-3111.

  The Company operates cable television systems for itself and for its managed limited partnerships. Based on the number of basic subscribers served by the Company's owned and managed cable television systems, the Company is one of the largest cable television operators in the United States. As of September 30, 1997, the Company owned or managed 39 cable television systems serving a total of approximately 1,400,000 basic subscribers in 17 states. Glenn R. Jones, the founder, Chairman, Chief Executive Officer and major shareholder of the Company, is one of the pioneers in the cable television industry, and he has been involved in the ownership and operation of cable television systems since 1970.

  The Company has grown by acquiring and developing cable television systems for both itself and its managed partnerships, primarily in suburban areas with attractive demographic characteristics. One of the primary factors utilized by the Company in deciding to acquire a particular cable television system is the potential of the system for operating cash flow growth and value appreciation. Key elements of the Company's operating strategy include increasing the number of owned subscribers clustered in attractive demographic areas and increasing penetration and revenues per subscriber by targeted marketing, superior customer service and the maintenance of high technical standards. The Company has deployed fiber optic cable wherever practical in its rebuild and upgrade projects, which improves system reliability and picture quality, increases channel capacity and provides the potential for new business opportunities. The Company has focused on pay-per-view and advertising as revenue growth opportunities, and expects to continue to do so in the future.

  The Company intends to grow by implementing a balanced strategy of acquiring cable television systems from its managed partnerships and from third parties. As part of this process, certain systems owned by the Company and its managed partnerships will be sold to third parties and Company-owned systems will be exchanged for systems owned by other cable system operators. It is the Company's plan to cluster its cable television properties on the basis of operating characteristics and/or geographic areas. Clustering systems should enable the Company to obtain operating efficiencies, and it should position the Company to capitalize on new revenue and business opportunities as the telecommunications industry evolves. The Company also intends to maintain and enhance the value of its current cable television systems through capital expenditures. Such expenditures will include, among others, cable television plant extensions and the upgrade and rebuild of certain systems. The Company also intends to institute new services as they are developed and become economically viable. Acquisitions and capital expenditures are subject to the availability of cash generated from operations and debt and equity financing.

  Within the past several years, the cable television industry has seen much change. The Company believes that the nature of the cable television business is evolving from the traditional coaxial network delivering only video entertainment to a more sophisticated, digital platform environment where cable systems may be capable of delivering traditional programming as well as other services, including data, telephone and expanded educational and entertainment services on an interactive basis. As this convergence of various technologies progresses, cable television companies will reevaluate their system architecture and upgrade their cable plants in order to take advantage of new opportunities. In response to these changes, the Company has decided to cluster its systems on the basis of operating characteristics and/or geographic areas to achieve economies of scale and reasonable returns on the investments made. The Company is also being affected by the entry into the marketplace of local telephone companies that, as a result of the passage of recent legislation, now have the ability to provide telephone and video services in direct competition with the Company. This direct competition with local telephone companies is an additional consideration in the ongoing evaluation by the Company of its position in this changing marketplace. The Company intends, where possible, to pursue these new technological opportunities as they evolve. The ability of the Company to do so, however, will be dependent in large part on the availability of debt and equity financing.

  Jones International, Ltd. ("International") beneficially owns approximately 48% of the Common Stock of the Company and approximately 7% of the Class A Common Stock of the Company. Glenn R. Jones, the Chairman of the Board of Directors and Chief Executive Officer of the Company, personally owns approximately 9% of the Company's Common Stock and approximately 1% of the Company's Class A Common Stock. Because of his 100% ownership of International, Mr. Jones is deemed to be the beneficial owner of all shares of the Company owned by International, and his direct and indirect stock ownership gives him voting power over approximately 37% of votes to be cast by all shareholders of the Company on matters not requiring a class vote. BCI Telecom Holding Inc. ("BCITH"), formerly known as Bell Canada International Inc., owns approximately 36% of the Company's Class A Common Stock and, through such ownership, BCITH has an approximate 31% economic interest in the Company. Mr. Jones has the right to designate seven members of the Board of Directors, BCITH has the right to designate three members of the Board of Directors and three members of the Board of Directors are jointly designated by Mr. Jones and BCITH. In addition, BCITH holds an option to purchase 2,878,151 shares of Common Stock of the Company from International, Glenn R. Jones and certain of their affiliates which, if and when exercised, would enable BCITH to elect a majority of the members of the Board of Directors of the Company.

                      RATIO OF EARNINGS TO FIXED CHARGES
                      DOLLARS IN THOUSANDS, EXCEPT RATIOS

                                   YEAR ENDED DECEMBER 31,                   NINE MONTHS
                         -----------------------------------------------        ENDED
                           1992      1993     1994      1995      1996    SEPTEMBER 30, 1997
                         --------  --------  -------  --------  --------  ------------------
Pre-tax Income (Loss)... $(33,855) $(48,847) $(8,691) $(21,716) $(62,660)      $(24,042)
Adjustments:
Interest expense........   38,112    40,780   36,883    49,552    67,782         65,308
Equity in losses of
 affiliates.............    3,997     3,817    3,707        58     3,473          3,562
                         --------  --------  -------  --------  --------       --------
Total................... $  8,254  $ (4,250) $31,899  $ 27,894  $  8,595       $ 44,828
                         --------  --------  -------  --------  --------       --------
Interest Expense........ $ 38,112  $ 40,780  $36,883  $ 49,552  $ 67,782       $ 65,308
                         ========  ========  =======  ========  ========       ========
Ratio of Earnings to
 Fixed Charges(1).......      --        --       --        --        --             --
Coverage deficiency..... $(29,858) $(45,030) $(4,984) $(21,658) $(59,187)      $(20,480)

--------
(1) The ratio of earnings to fixed charges has been computed by dividing the sum of (a) pre-tax income, excluding the losses of affiliated entities, and (b) interest expense, by net interest expense.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the shares of the Company's Class A Common Stock offered hereby. All of such shares are being sold for the account of the Selling Shareholders and they will receive the net proceeds from any offering made by this Prospectus. The Selling Shareholders have agreed to pay all of the costs of this offering, which are estimated to be approximately $31,600.

                              CONCURRENT OFFERING

  The Company has filed a registration statement under the Securities Act for the offering, from time to time, of an indeterminate principal amount of Senior Debt Securities, Senior Subordinated Debt Securities and Subordinated Debt Securities and an indeterminate number of shares of Class A Common Stock as may from time to time be issued at indeterminate prices; provided however, in no event will the aggregate initial public offering price of the Senior Debt Securities, Senior Subordinated Debt Securities, Subordinated Debt Securities and Class A Common Stock registered by that registration statement exceed $500,000,000. Although that registration statement has not yet been declared effective, the Company anticipates that it will be declared effective concurrently with or shortly before or after the effectiveness of the Registration Statement filed in respect to the offering made by this Prospectus and that sales of Class A Common Stock by the Company for its own account may be made from time to time concurrently with the offering made by this Prospectus. The Company will receive all of the net proceeds of sales of Class A Common Stock made in the concurrent offering. The Company also may file additional registration statements to offer equity or debt securities during the effectiveness of the Registration Statement filed in connection with the offering of Class A Common Stock made by this Prospectus.

                                DIVIDEND POLICY

  The Company has never paid a cash dividend with respect to its shares of Common Stock or Class A Common Stock, and it has no present intention to pay cash dividends in the foreseeable future. The current policy of the Company's Board of Directors is to retain earnings to provide funds for the operation and expansion of its business. Future dividends, if any, will be determined by the Board of Directors in light of the circumstances then existing, including the Company's earnings and financial requirements and general business conditions. If cash dividends are paid in the future, the holders of the Class A Common Stock will be paid $.005 per share per quarter in addition to the amount payable per share of Common Stock. Such additional dividends on the Class A Common Stock are not cumulative but would be adjusted appropriately if cash dividends are declared with respect to a period other than a quarterly period. The Company's credit agreements restrict the right of the Company to declare and pay cash dividends without the consent of the lenders.

                      PRICE RANGE OF CLASS A COMMON STOCK

  The Company's Class A Common Stock is traded in the over-the-counter market and is authorized for quotation on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol JOINA. Any shares of Class A Common Stock offered by this Prospectus will be listed, subject to notice of issuance, on such exchange. The following table sets forth for the first, second and third quarterly periods of the calendar year ending December 31, 1997 and for each quarterly period of the calendar years ended December 31, 1996 and 1995 the high and low reported closing prices of the Company's Class A Common Stock as reported by NASDAQ.

   PERIOD                                                          HIGH    LOW
   ------                                                        -------- ------
   1997
     First Quarter.............................................. 11        9 1/8
     Second Quarter............................................. 13 3/8    8 1/4
     Third Quarter.............................................. 13 11/16 10 1/2
   PERIOD                                                          HIGH    LOW
   ------                                                        -------- ------
   1996
     First Quarter..............................................      15  11 7/8
     Second Quarter.............................................   14 5/8 13 1/8
     Third Quarter..............................................      14  11 3/8
     Fourth Quarter.............................................   13 7/8 10 1/8
   PERIOD                                                          HIGH    LOW
   ------                                                        -------- ------
   1995
     First Quarter..............................................   17 1/2    12
     Second Quarter.............................................   16 1/2 12 7/8
     Third Quarter..............................................   15 1/2 13 3/8
     Fourth Quarter.............................................      14  13 1/4

  On November 7, 1997, the quoted closing sales price of the Company's Class A Common Stock as reported on the NASDAQ National Market System was $13.00 per share. At September 30, 1997, the Class A Common Stock of the Company was held of record by 1,379 shareholders.

  The Company's Common Stock also is traded in the over-the-counter market and is quoted on the National Market System of NASDAQ under the symbol JOIN.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 5,550,000 shares of Common Stock, $.01 par value per share, of which 5,113,021 shares were outstanding at September 30, 1997, and 60,000,000 shares of Class A Common Stock, $.01 par value per share, of which 35,544,523 shares were outstanding at such date.

  The outstanding shares of both classes of common stock are not subject to redemption or to any liability for further calls or assessments, and the holders of such shares do not have pre-emptive or other rights to subscribe for additional shares of the Company. All issued and outstanding shares of Common Stock and Class A Common Stock are validly issued, fully paid and nonassessable. Dividends in cash, property or shares of the Company may be paid upon the Common Stock and Class A Common Stock, if declared by the Company's Board of Directors out of any funds legally available therefor, and holders of Class A Common Stock have a cash dividend preference over holders of Common Stock, as described below. Holders of Common Stock and Class A Common Stock are entitled to share ratably in assets available for distribution upon any liquidation of the Company, subject to the prior rights of creditors, although holders of Class A Common Stock have a preference on liquidation over holders of Common Stock, as described below.

  The Class A Common Stock has certain preferential rights with respect to cash dividends and upon liquidation of the Company. In the event that cash dividends are paid, the holders of the Class A Common Stock will be paid $.005 per share per quarter in addition to the amount payable per share of Common Stock. In the case of liquidation, holders of Class A Common Stock will be entitled to a preference of $1 per share. After such amount is paid, holders of the Common Stock will then be entitled to receive $1 per share for each share of Common Stock outstanding. Any remaining amount will be distributed to the holders of Class A Common Stock and Common Stock on a pro rata basis.

  The Class A Common Stock has voting rights that are generally 1/10th of those held by the Common Stock. In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect that number of directors that constitute 25 percent of the total membership of the Board of Directors. Holders of the Common Stock, also voting as a separate class, are entitled to elect the remaining directors.

  As of September 30, 1997, the outstanding shares of Class A Common Stock constituted approximately 87 percent of the total outstanding shares of capital stock of the Company but cast only 41 percent of the votes to be cast in matters to be acted upon by shareholders of the Company not requiring a class vote, and the outstanding shares of the Company's Common Stock constituted approximately 13 percent of the outstanding capital stock of the Company, but cast approximately 59 percent of the votes to be cast by shareholders of the Company in connection with such matters.

                             SELLING SHAREHOLDERS

  The 3,217,273 shares of the Company's Class A Common Stock offered hereby, which will be sold for the accounts of Glenn R. Jones, Jones International, Ltd., Jones Entertainment Group, Ltd., Jones Space Segment, Inc., Jones Global Group, Inc. and Jones Interdigital, Inc. (the "Selling Shareholders"), represent approximately 9.1 percent of the outstanding Class A Common Stock of the Company at September 30, 1997. Because Mr. Jones is the sole shareholder of Jones International, Ltd., and because Mr. Jones and/or Jones International, Ltd. own a controlling interest in Jones Entertainment Group, Ltd., Jones Space Segment, Inc., Jones Global Group, Inc. and Jones Interdigital, Inc., Mr. Jones is deemed to be the beneficial owner of all 3,217,273 shares of the Company's Class A Common Stock offered hereby. Mr. Jones is the Chairman of the Board of Directors and the Chief Executive Officer of each of the Company, Jones International, Ltd., Jones Entertainment Group, Ltd., Jones Space Segment, Inc., Jones Global Group, Inc. and Jones Interdigital, Inc., and he has owned a controlling interest in all of these companies since their incorporation.

  Prior to the commencement of this offering, the Selling Shareholders owned, directly or indirectly, 3,217,273 shares of the Company's Class A Common Stock, or 9.1 percent of the outstanding Class A Common Stock of the Company as of September 30, 1997. Of this amount, 542,812 shares represent shares of the Company's Class A Common Stock available to Mr. Jones pursuant to fully vested but unexercised stock options. If all of the shares offered hereby are sold, the Selling Shareholders will not own any shares of the Company's Class A Common Stock, unless they acquire additional shares of the Company's Class A Common Stock in the future.

  The sale of the Class A Common Stock by the Selling Shareholders pursuant to offerings made by this Prospectus will not result in any change in control of the Company. Through his beneficial ownership of all of the shares of the Company owned by the Selling Shareholders, Mr. Jones owns approximately 57 percent of the

Company's outstanding Common Stock, which has preferential voting rights over the Company's Class A Common Stock, and, as a result, Mr. Jones will control the election of a majority of the Company's Board of Directors and he will have voting power over approximately 33 percent of votes to be cast by all shareholders of the Company on matters not requiring a class vote even if all of the shares of the Company's Class A Common Stock offered hereby are sold. The shares of the Company's Common Stock owned by Mr. Jones and Jones International, Ltd. and certain of their affiliates are, however, subject to options granted to BCITH. See "The Company."

  The Selling Shareholders will receive all of the net proceeds of any offerings made by this Prospectus.

                             PLAN OF DISTRIBUTION

  The shares of Class A Common Stock offered hereby may be sold from time to time to purchasers directly by the Selling Shareholders. Alternatively, the Selling Shareholders may from time to time offer the shares of Class A Common Stock through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the shares for whom they may act as agent. The Selling Shareholders and any underwriters, dealers, or agents that participate in the distribution of the shares of Class A Common Stock may be deemed to be underwriters and any profit on the sale of shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of shares has been made, to the extent required, a Prospectus Supplement will be distributed. The Prospectus Supplement will disclose the specific number of shares to be sold and the terms of the offering, including the name or names of any underwriters, dealers, agents, any discounts, commissions and other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The shares of the Company's Class A Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale, or at negotiated prices.

  The Selling Shareholders will pay all of the expenses of this offering, including commissions and discounts of underwriters, dealers or agents. Under an agreement that the Company has entered into with the Selling Shareholders, the Company will indemnify the Selling Shareholders against certain liabilities under the Securities Act.

                                 LEGAL MATTERS

  The legality and validity of the Class A Common Stock offered hereby will be passed upon for the Company by Elizabeth M. Steele, Vice President/General Counsel and Secretary of the Company.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries included in the Company's Annual Report on Form 10-K for the calendar year ended December 31, 1996, and the historical financial statements filed by the Company with the Current Report on Form 8-K dated August 1, 1997, which are incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference upon the authority of said firm as experts in giving said reports.

  The historical financial statements of Maryland Cable Partners, L.P. as of December 31, 1996 and 1995, and the related statements of operations, partners' capital, and cash flows for years then ended, filed by the Company with the Form 8-K/A No. 1 to its Current Report on Form 8-K dated January 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

================================================================================
  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY OR ANY AGENT OR UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL
OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN
ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN
SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ________________

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company................................................................ S-2
Risk Factors............................................................... S-4

                                  PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Information by Reference..........................   2
The Company................................................................   3
Ratio of Earnings to Fixed Charges.........................................   5
Use of Proceeds............................................................   5
Concurrent Offering........................................................   5
Dividend Policy............................................................   5
Price Range of Class A Common Stock........................................   6
Description of Capital Stock...............................................   6
Selling Shareholders.......................................................   7
Plan of Distribution.......................................................   8
Legal Matters..............................................................   8
Experts....................................................................   8

================================================================================

================================================================================

                                150,000 SHARES

                          [LOGO OF JONES INTERCABLE]

                             CLASS A COMMON STOCK

                               ________________

                             PROSPECTUS SUPPLEMENT
                                APRIL 15, 1998

                               ________________




================================================================================